U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

|_| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

    Dugan                 John                      P.
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   (Last)               (First)                 (Middle)

c/o Professional Detailing, Inc.  10 Mountainview Road
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                                    (Street)

Upper Saddle River        New Jersey           07458
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Professional Detailing, Inc. Nasdaq National Market: "PDII"
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3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4. Statement for Month/Year

November 2000
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   |X|   Director                             |X|   10% Owner
   |X|   Officer (give title below)           |_|   Other (specify below)

Chairman of the Board
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7. Individual or Joint/Group Filing (Check Applicable Line)

   |_| Form filed by one Reporting Person |_| Form filed by more than one Reporting Person

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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                     6.
                                                      4.                               5.             Owner-
                                                      Securities Acquired (A) or       Amount of      ship
                                         3.           Disposed of (D)                  Securities     Form:     7.
                                         Transaction  (Instr. 3, 4 and 5)              Beneficially   Direct    Nature of
                           2.            Code         ----------------------------     Owned at End   (D) or    Indirect
1.                         Transaction   (Instr. 8)                   (A)              of Month       Indirect  Beneficial
Title of Security          Date          ------------     Amount      or     Price     (Instr. 3      (I)       Ownership
(Instr. 3)                 (mm/dd/yy)     Code     V                  (D)              and 4)         (Instr.4) (Instr. 4)
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

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Common Stock, par value
$.01 per share             08-09-00       G (1)    V      625,000     D
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Common Stock, par value
$.01 per share             08-09-00       G (1)           625,000     A                               I (2)      By Wife
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Common Stock, par value
$.01 per share             11-10-00       J (3)            12,500     D
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Common Stock, par value
$.01 per share             11-10-00       J (3)            12,500     A                               I (3)      By LLC
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Common Stock, par value
$.01 per share             11-30-00       S               100,000     D      $128.4219 4,403,628      D
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Common Stock, par value
$.01 per share                                                                           631,250      I          (4)
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


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

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    Form of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

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
Explanation of Responses:

(1) Gift to wife who shares the same household as the Reporting Person; (2) The Reporting Person disclaims beneficial ownership of all securities held by his wife and his report should not be deemed an admission that the Reporting Person is the beneficial owner of such securities for purposes of Section 16 or for any other purpose; (3) Transfer of 6,250 shares by each of the Reporting Person and his wife to the limited liability company in which the Reporting Person and his wife are the only members; and (4) 631,250 shares are currently owned indirectly as follows: (i) 618,750 held by wife of Reporting Person; and (ii) 12,500 held by the limited liability company in which the Reporting Person and his wife are the only members.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


/s/ John P. Dugan                                               12/04/00
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** Signature of Reporting Person                                  Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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